

April 21, 2008

Mr. William B. Larson
Sr. Vice President and Chief Financial Officer, Commercial Metals Company
6565 MacArthur Blvd
Irving, TX 75039

Re: **Commercial Metals Company**
Form 10-K for the fiscal year ended August 31, 2007
File No. 1-4304

Dear Mr. Larson:

We have reviewed your response to our letter dated March 20, 2008 and have the following comments. We ask that you respond by May 5, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2007

Notes to the Consolidated financial Statements

Note 1. Summary of Significant Account Policies – Revenue Recognition, page 46

1. We have read your response to our prior comment one and have the following additional comments:
    - In order for your readers to fully understand your statement "When the Company estimates that a contract with a customer will result in a loss, the entire loss is accrued as soon as it is probable and estimable." please clarify in your significant accounting policies that you use percentage of completion accounting as prescribed by SOP 81-1 for long-term contracts.
    - Please expand your business section to provide the clarifying information you provided in your response to the third, fourth and fifth bullets of our prior comment one.

Note 3. Sales of Accounts Receivable, page 51

2. We note your response to our prior comment three. Please expand your disclosures in future filings to provide such clarifying information. In addition, please expand your disclosures to clarify why CMCRV had yet to sell the receivables to third parties. In situations where you don't expect to the receivables to be sold, please disclose why not and also discuss the impact, if any, on your liquidity. Also, in future filings please expand your disclosures to clarify why you have not recorded a servicing asset or liability.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief